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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:        June 30, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER

(Check One):                                                                                        -----------------------------
                                                                                                    -----------------------------
 |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K | | Form 10-Q and Form 10-QSB                     CUSIP NUMBER
                                       |_| Form N-SAR

     For Period Ended:  February 28, 1999                                                           -----------------------------
                       -------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                                 SPARTA SURGICAL CORPORATION
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Full Name of Registrant
                                 Not Applicable
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Former Name if Applicable
                                 7068 Koll Center Parkway
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Address of Principal Executive Office (Street and Number)
                                 Pleasanton, California 94566
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K
        |     or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed due date; or the subject  quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will
        |     be filed on or before the fifth calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in  reasonable  detail the reasons why Forms 10-K and 10-KSB,  20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The Registrant entered into a Definitive Agreement on May 15, 1999(subject to certain conditions) to acquire a home health care business significantly larger than the Registrant. Because of the efforts required in the negotiations, integration, due diligence process, and securing financing, the entire process consummed a substantial portion of Registrant's attention and limited resources, the Registrant was not able to complete the preparation of its annual report on Form 10-KSB for the period ended February 28, 1999, also prevented the Registrant's independent auditors from furnishing their required opinion.


                                                                                                     (Attach Extra Sheets if Needed)
                                                                                                                     SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            THOMAS F. REINER                                    (925)                                     417-8812
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       [X] Yes  [_] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                [X] Yes  [ ] No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the earnings statement to be reported on its Form 10-KSB for the year ended
February 28, 1999 will reflect significant changes in its results of operations from the fiscal year ended
February 28, 1998. The earnings statement will report: (i) net revenues decreased from $2,272,000 in fiscal year 1998 to $1,984,300 million in fiscal year 1999, and gross margin decreased from $1,204,000 in fiscal year 1998 to $952,000 in fiscal year 1999, and (ii) net loss decreased from $1,858,279 million in fiscal year
1998 to approximately $25,000 in fiscal year 1999, due primariy to cost reduction and consideration of the operation.



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                                                    SPARTA SURGICAL CORPORATION
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:        May 28, 1999                                                      By:   /s/  THOMAS F. REINER
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                                                                                       Thomas F. Reiner, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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